UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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09042138

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 26 2009
Washington, DC
121

SEC FILE NUMBER
8-37927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECU Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3101 Wake Forest Road
(No. and Street)

Raleigh (City) North Carolina (State) 27609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Lord 919-839-5084
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson, LLP
(Name – *if individual, state last, first, middle name*)

3200 Beechleaf Ct., Suite 900 (Address) Raleigh (City) NC (State) 27604 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/17

OATH OR AFFIRMATION

I, Michael J. Lord, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECU Brokerage Services, Inc., as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECU Brokerage Services, Inc.

Report Pursuant to Rule 17a-5(d)

Financial Statements

For the Year Ended June 30, 2009 and

the Six Months Ended June 30, 2008

Financial Statements

SECU Brokerage Services, Inc.

June 30, 2009 and 2008

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

To the Board of Directors
SECU Brokerage Services, Inc.
Raleigh, North Carolina

We have audited the statement of financial condition of SECU Brokerage Services, Inc. as of June 30, 2009 and 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year ended June 30, 2009 and for the six month period then ended June 30, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SECU Brokerage Services, Inc. as of June 30, 2009 and 2008, and the results of its operations and cash flows for the year ended June 30, 2009 and for the six month period then ended June 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Raleigh, North Carolina
August 24, 2009

SECU Brokerage Services, Inc.
Statements of Financial Condition
June 30, 2009 and 2008

	2009	2008
Current Assets		
Cash and cash equivalents	$ 788,757	$ 817,729
Deposit with clearing organization	99,375	106,560
Receivable from related parties	-	38,140
Receivable –other	152	48
Prepaid expenses	20,441	10,467
Total Current Assets	$ 908,725	$ 972,944

Liabilities and Stockholder's Equity

	2009	2008
Current Liabilities		
Accounts payable and accrued expenses	$ 14,438	$ 7,540
Payable to related parties	-	43,651
Total Current Liabilities	14,438	51,191
Stockholder's Equity		
Common stock, $100 par value, 100,000 shares authorized, 1,000 shares issued and outstanding	100,000	100,000
Additional paid-in capital	840,000	840,000
Accumulated deficit	(45,713)	(18,247)
Total Stockholder's Equity	894,287	921,753
Total Current Liabilities and Stockholder's Equity	$ 908,725	$ 972,944

The accompanying notes are an integral part of these financial statements.

SECU Brokerage Services, Inc.
Statements of Operations
Year Ended June 30, 2009 and Six Month Period Ended June 30, 2008

	2009	2008
Revenues		
Service fee income	$ 33,000	$ 15,000
Interest income	13,184	12,214
Other income	7,642	152
Total Revenues	53,826	27,366
Expenses		
Account transaction fees	5,476	3,099
Account custodial fees	11,020	865
Regulatory and examination expenses	20,810	27,801
Professional fees	11,050	7,500
Liability insurance expense	18,285	5,188
Online system maintenance fees	7,912	-
Franchise tax expense	3,676	-
Other expenses	3,063	1,160
Total Expenses	81,292	45,613
Net Loss	$ (27,466)	$ (18,247)

The accompanying notes are an integral part of these financial statements

SECU Brokerage Services, Inc.
Statements of Changes in Stockholder's Equity
Year Ended June 30, 2009 and Six Month Period Ended June 30, 2008

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at January 1, 2008	$ 130,000	$ 2,627,431	$ (224,252)	$ 2,533,179
Distribution to XCU Corporation, Inc. (Note 5)	(130,000)	(2,627,431)	224,252	(2,533,179)
Issuance of common stock	100,000	840,000	-0-	940,000
Net loss	-0-	-0-	(18,247)	(18,247)
Balance at June 30, 2008	100,000	840,000	(18,247)	921,753
Net loss	-0-	-0-	(27,466)	(27,466)
Balance at June 30, 2009	$ 100,000	$ 840,000	$ (45,713)	$ 894,287

The accompanying notes are an integral part of these financial statements.

SECU Brokerage Services, Inc.
Statements of Cash Flows
Year Ended June 30, 2009 and Six Month Period Ended June 30, 2008

	2009	2008
Cash flows from operating activities:		
Net loss	$ (27,466)	$ (18,247)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in assets:		
Deposit with clearing organization	7,185	(106,560)
Receivable from related party	38,140	(38,140)
Receivable – other	(104)	(48)
Prepaid expenses and other assets	(9,974)	(10,467)
(Decrease) increase in liabilities:		
Accounts payable and accrued expenses	6,898	7,540
Payable to related party	(43,651)	43,651
Total adjustments	(1,506)	(104,024)
Net cash and cash equivalents used in operating activities	(28,972)	(122,271)
Cash flows from financing activities		
Distribution to XCU Corporation, Inc. (Note 5)	-0-	(1,579,555)
Proceeds from issuance of stock	-0-	940,000
Net cash and cash equivalents provided by (used in) financing activities	-0-	(639,555)
Net decrease in cash and cash equivalents	(28,972)	(761,826)
Cash and cash equivalents beginning of year	817,729	1,579,555
Cash and cash equivalents end of year	$ 788,757	$ 817,729

The accompanying notes are an integral part of these financial statements

SECU Brokerage Services, Inc.
Notes to Financial Statements
June 30, 2009 and 2008

NOTE 1: ORGANIZATION & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

SECU Brokerage Services, Inc. (Company) is incorporated in the State of North Carolina as a broker/dealer under the Securities and Exchange Act of 1934. The Company is a wholly-owned subsidiary of Credit Union Investment Services, Inc. (Parent), a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). Credit Union Investment Services, Inc. is a wholly-owned subsidiary of State Employees' Credit Union, a non-profit, member owned financial cooperative. State Employees' Credit Union is a state chartered, federally insured financial cooperative which was formed in 1937 and serves 1.5 million members in North Carolina.

As further described in Note 5, SECU Brokerage Services, Inc. is the successor entity of XCU Capital Corporation, Inc. The Statement of Operations for the six month period ended June 30, 2008 also includes operations from January 4, 2008 through April 17, 2008 of XCU Capital Corporation, Inc.

The Company operates as an introducing retail broker/dealer on a fully disclosed basis. The Company does not hold customer funds or securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and

the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments, including money market accounts, to be cash equivalents.

Securities transactions are recorded on a trade date basis. Marketable securities owned by the Company are accounted for at fair value based on current published market prices.

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of the current tax and/or benefit calculated is either remitted to or received from the Parent.

The Company accounts for deferred income taxes using the asset and liability method. Under this method, deferred income taxes are recognized, with certain exceptions, for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. The effects of changes in tax laws or rates on deferred tax assets and liabilities are recognized in the period that includes the enactment date.

NOTE 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has deposited cash, with Pershing, LLC, A BNY Securities Group, Co., as security for its transactions with them. Interest is paid monthly on the cash balances at the overnight repurchase agreement rate. The balances at June 30, 2009 and 2008 consist of cash and cash equivalents totaling $99,375 and $106,560, respectively.

NOTE 3: RELATED PARTY TRANSACTIONS

Credit Union Investment Services, Inc (Parent), is the holding company for the Company. The Company provides brokerage services to the members of State Employees' Credit Union (SECU), which owns a 100% equity interest in the Parent.

The Company has entered into an expense sharing agreement with State Employees' Credit Union (SECU). Certain costs of operation, including office space and salary expenses, are provided to the Company by SECU at no charge. Any expenses not identified in the agreement may be paid by SECU or passed on to the Company. At June 30, 2009 and 2008, the Company owed SECU $0 and $43,651, respectively, for expenses paid on its behalf.

At June 30, 2009 the Company was owed $0 by both the Parent and SECU. At June 30, 2008 the Company was owed $15,000 and $23,140 by the Parent and SECU, respectively, for various expenses.

NOTE 4: PREPAID EXPENSES

The Company has included prepaid insurance and registration fees in prepaid expenses. The balances are amortized over the term of the policy or registration fee.

NOTE 5: BUSINESS COMBINATION

On January 4, 2008, Credit Union Investment Services, Inc. (Parent) purchased XCU Capital Corporation, Inc. (XCU) for $40,000. No tangible assets or liabilities were included in the transaction. The purchase provided for the continuing operation of the broker/dealer. XCU was originally incorporated in the State of California on April 7,

1987, under the name XCU Brokerage Services, Inc., as an introducing broker/dealer under the Securities and Exchange Act of 1934.

On April 17, 2008 SECU Brokerage Services, Inc. was incorporated in the State of North Carolina as a broker/dealer under the Securities and Exchange Act of 1934. XCU Capital Corporation, Inc. was merged into SECU Brokerage Services, Inc at the same time.

NOTE 6: INCOME TAX

Deferred tax assets at June 30, 2009 and 2008 consisted of the following:

	2009	2008
Benefit of net operating loss carryforward for income tax purposes	$ 17,200	$ 6,900
Allowance for realization of benefit	(17,200)	(6,900)
Deferred tax asset recognized	$ -0-	$ -0-

Management considers whether it is more likely than not that all or some portion of the deferred tax assets will be realized. The ultimate realization of the deferred tax assets is based on consideration of available evidence, including tax planning strategies and other factors. Because the Company and its related parent are new enterprises with no demonstrated history of earnings, management has established an allowance for the entire amount of the potential net operating loss benefit.

NOTE 7: RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting for Uncertainty in Income Taxes

In June 2006 the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax

return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provision of FIN 48 for all non-public companies is for fiscal years beginning after December 15, 2008. Adoption of the new standard has had no material effect on the financial statements of the Company.

Subsequent Events

On May 28, 2009, the FASB issued Statement of Financial Accounting Standard No. 165, "Subsequent Events" which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. SFAS 165 is effective for interim and annual financial periods ending after June 15, 2009. This accounting standard will have no impact on the financial statements of the Company.

FASB Accounting Standards Codification

On June 3, 2009, the FASB approved Statement of Financial Accounting Standard No. 168, "FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162." The Accounting Standards Codification (ASC) organizes all existing nongovernmental accounting guidance into a single authoritative source by topic to enable users to quickly identify appropriate generally accepted accounting principles. The codification removes a longstanding hierarchy of authority between types of guidance and provides that equal weight will be given to all existing accounting guidance when determining the application of generally accepted accounting principles to financial statements and disclosures. The adoption of the ASC will have no impact on the financial statements of the Company.

NOTE 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SECU rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2009 and 2008, the Company's net capital of $854,846 and $854,146, respectively, exceeded the minimum net capital requirement of $50,000 by $804,846 and $804,146, respectively, and the Company's ratio of aggregate indebtedness ($14,438 and $51,191, respectively) to net capital was .02 to 1 and .06 to 1, respectively, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

SECU Brokerage Services, Inc.
Schedule I - Computation of Net Capital
At June 30, 2009 and 2008

		2009	2008
Stockholder's equity			
Common stock		$ 100,000	$ 100,000
Additional paid-in capital		840,000	840,000
Accumulated deficit		(45,713)	(18,247)
	Total stockholder's equity	894,287	921,753
Less:	Non allowable assets:		
	Receivable from related party	-0-	(38,140)
	Prepaid expenses	(20,441)	(10,467)
	Total	(20,441)	(48,607)
	Net capital before fidelity bond deductible	873,846	873,146
Less:	Fidelity bond deductible	(19,000)	(19,000)
Net Capital		854,846	854,146
Computation of net capital requirements			
Minimum net capital requirements:			
	6 2/3 percent of net aggregate indebtedness	962	3,412
	Minimum dollar net capital required	50,000	50,000
	Net capital required (greater of above)	50,000	50,000
Excess net capital		$ 804,846	$ 804,146
Percentage of aggregate indebtedness to net capital		0.02:1	0.06 : 1

SECU Brokerage Services, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

A computation of reserve requirements is not applicable to SECU Brokerage Services, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii). This rule exempts broker/dealers who clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.

SECU Brokerage Services, Inc.
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3

Information relating to possession or control requirements is not applicable to SECU Brokerage Services, Inc. as the Company qualifies for an exemption under Rule 15c3-3 (k)(2)(ii). This rule exempts broker/dealers who clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.

SECU Brokerage Services, Inc.
Report of Independent Accountants
on Internal Control
as Required by SEC Rule 17a-5
For the Year Ended June 30, 2009 and the Six Month Period Ended June 30, 2008

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Report of Independent Accountants on Internal Control as Required by SEC Rule 17a-5

To the Board of Directors
SECU Brokerage Services, Inc.
Raleigh, North Carolina

In planning and performing our audit of the financial statements of SECU Brokerage Services, Inc. as of and for the year ended June 30, 2009 and the six month period ended June 30, 2008, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by SECU Brokerage Services, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009 and 2008 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Raleigh, North Carolina
August 24, 2009